Exhibit 99.1

info@madisonminerals.com www.madisonminerals.com TSX.V – MMR OTC.BB - MMRSF

2000-1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada	T.604.331.8772	F.604.331.8773	Toll Free 1.877.529.8475

REPORT OF VOTING RESULTS

The following describes the matters voted upon and the outcome of the votes at the annual general meeting of shareholders of Madison Minerals Inc. (the Company”) held on April 21, 2010 in Vancouver, British Columbia:

Item 1:	Appointment of Auditors

Davidson & Company LLP was appointed as auditor of the Company and the directors were authorized to fix the remuneration of the auditor by a majority vote by a show of hands.

Votes For	9,162,877
Votes Withheld	28,500

Item 2:	Election of Directors

The five nominees set forth in the Company’s Information Circular dated March 17, 2010 were elected as directors of the Company by a majority vote by a show of hands.

Votes For	9,111,877
Votes Withheld	82,740

Item 3:	Stock Option Plan

The existing Stock Option Plan, as more fully set forth in the Company’s Information Circular dated March 17, 2010, was approved for another year by a majority vote by a show of hands.

Votes For	6,936,629
Votes Against	2,254,748

MADISON MINERALS INC.

Signed “J.G. Stewart”

J.G. Stewart
Corporate Secretary

April 28, 2010